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SUNCLIFF

395

99

30

Seattle

Jake George · 2023-07-24

Please note, at this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.

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